                                                                EXHIBIT 99 (ii)

                     HAMILTON BEACH/PROCTOR-SILEX, INC.,
                     AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF DECEMBER 31, 1994 AND 1993,
                     TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Hamilton Beach/Proctor-Silex, Inc.:

We have audited the accompanying consolidated balance sheets of Hamilton Beach/Proctor-Silex, Inc. (a Delaware Corporation), and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Beach/Proctor-Silex, Inc., and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                          Arthur Andersen LLP

Richmond, Virginia,
  January 27, 1995

                       THIS PAGE LEFT BLANK INTENTIONALLY

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1994 AND 1993
                             (Dollars in Thousands)


                                     ASSETS

                                                            1994      1993
                                                          --------  --------
CURRENT ASSETS:
  Cash and cash equivalents                               $  3,039  $  2,673
  Accounts receivable, net                                  76,279    79,247
  Inventories, net                                          48,557    51,781
  Deferred income taxes                                      1,492     1,578
  Prepaid expenses and other                                 6,013     6,545
                                                          --------  --------
          Total current assets                             135,380   141,824




PROPERTY, PLANT AND EQUIPMENT, net                          54,258    52,781




DEFERRED CHARGES AND INTANGIBLE ASSETS, net                 96,244   102,599




DEFERRED INCOME TAXES                                        3,646     3,051



OTHER ASSETS                                                    29        36
                                                          --------  --------
          Total assets                                    $289,557  $300,291
                                                          ========  ========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

                                                            1994       1993
                                                          --------   --------
CURRENT LIABILITIES:
  Revolving credit agreements                             $ 12,640   $ 11,325
  Current maturities of other long-term obligations             90     10,068
  Accounts payable                                          32,447     35,117
  Other current liabilities                                 30,417     27,272

                                                          --------   --------
          Total current liabilities                         75,594     83,782
                                                          --------   --------
OTHER LIABILITIES                                           12,998     12,179
                                                          --------   --------
LONG-TERM OBLIGATIONS:
  Revolving credit agreements                               70,000     37,000
  Notes payable                                               -        28,145
  Capital leases                                               596        625
                                                          --------   --------
          Total long-term obligations                       70,596     65,770
                                                          --------   --------
STOCKHOLDER'S EQUITY:
  Common stock and paid-in capital, 100 shares
    authorized, issued and outstanding at $0.01
    par value                                              149,268    149,268
  Retained deficit                                         (14,568)    (7,085)
  Minimum pension liability                                 (2,357)    (2,265)
  Cumulative translation adjustment                         (1,974)    (1,358)
                                                          --------   --------
         Total stockholder's equity                        130,369    138,560
                                                          --------   --------
         Total liabilities and stockholder's equity       $289,557   $300,291
                                                          ========   ========



                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
                             (Dollars in Thousands)



                                                            1994      1993
                                                          --------  --------
Net sales                                                 $377,517  $356,332

Cost of sales                                              317,509   311,736
                                                          --------  --------
          Gross profit                                      60,008    44,596

Selling, administrative and general expenses                31,491    29,495
                                                          --------  --------
          Operating profit                                  28,517    15,101

Other expense:
  Interest                                                   6,681     6,570
  Amortization                                               4,018     4,408
  Other, net                                                   328     4,102
                                                          --------  --------
          Total other expense                               11,027    15,080
                                                          --------  --------
          Income before income taxes                        17,490        21

Provision for income taxes                                   7,293       993
                                                          --------  --------
          Net income (loss)                               $ 10,197  $   (972)
                                                          ========  ========



 The accompanying notes are an integral part of these consolidated statements.

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
                  (Dollars in Thousands, Other Than Par Value)




                                                       Common
                                     Common Stock      Stock
                                  ------------------    and                 Minimum   Cumulative       Total
                                    Shares      Par   Paid-in   Retained    Pension   Translation  Stockholder's
                                  Outstanding  Value  Capital    Deficit   Liability  Adjustment       Equity
                                  -----------  -----  --------  --------   ---------  -----------  -------------
BALANCES, December 31, 1992           100        $1   $149,268  $ (6,113)  $  (437)     $  (962)      $141,756

  Minimum pension liability            -          -       -         -       (1,828)        -            (1,828)
  Net loss                             -          -       -         (972)     -            -              (972)
  Translation adjustment               -          -       -         -         -            (396)          (396)
                                      ---        --   --------  --------   -------      -------       --------
BALANCES, December 31, 1993           100         1    149,268    (7,085)   (2,265)      (1,358)       138,560

  Minimum pension liability            -          -       -         -          (92)        -               (92)
  Net income                           -          -       -       10,197      -            -            10,197
  Cash dividends                       -          -       -      (15,000)     -            -           (15,000)
  Translation adjustment               -          -       -         -         -            (616)          (616)
  Indemnity settlement and other       -          -       -       (2,680)     -            -            (2,680)
                                      ---        --   --------  --------   -------      -------       --------
BALANCES, December 31, 1994           100        $1   $149,268  $(14,568)  $(2,357)     $(1,974)      $130,369
                                      ===        ==   ========  ========   =======      =======       ========





 The accompanying notes are an integral part of these consolidated statements.

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
                             (Dollars in Thousands)

                                                                  1994      1993
                                                                -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                             $10,197   $  (972)
   Adjustments to reconcile net income (loss) to net
    cash provided by operating activities-
      Depreciation                                               11,494    10,857
      Loss on disposal of fixed assets                              187       274
      Amortization                                                4,018     4,408
      Deferred income taxes                                        (509)   (2,400)
   Changes in assets and liabilities-
      (Increase) decrease in:
        Accounts receivable, net                                  2,968    (9,803)
        Inventories, net                                          3,224      (337)
        Prepaid expenses and other                                  539       132
      Increase (decrease) in:
        Accounts payable                                         (2,670)    2,348
        Other liabilities                                         3,891      (867)
                                                                -------   -------
          Net cash provided by operating activities              33,339     3,640
                                                                -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                          (13,387)  (12,240)
  Proceeds from sale of fixed assets                                229       228
                                                                -------   -------
          Net cash used in investing activities                 (13,158)  (12,012)
                                                                -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Reduction of long-term obligations and revolving
    credit agreements                                           (86,209)  (39,842)
  Borrowings under long-term obligations and revolving
    credit agreements                                            82,372    43,404
  Dividends paid                                                (15,000)     -
  Deferred financing costs paid                                    (362)     -
                                                                -------   -------
  Net cash (used in) provided by financing activities           (19,199)    3,562
                                                                -------   -------
  Effect of exchange rate changes on cash                          (616)     (396)
                                                                -------   -------
  Net increase (decrease) in cash and cash equivalents              366    (5,206)

CASH AND CASH EQUIVALENTS, beginning of year                      2,673     7,879
                                                                -------   -------
CASH AND CASH EQUIVALENTS, end of year                          $ 3,039   $ 2,673
                                                                =======   =======


 The accompanying notes are an integral part of these consolidated statements.

                      HAMILTON BEACH/PROCTOR-SILEX, INC.,

                                AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
                             (Dollars in Thousands)



1. ORGANIZATION AND BUSINESS:

Hamilton Beach/Proctor-Silex, Inc. (the "Company"), designs, manufactures and sells small consumer electric appliances. The Company is a wholly owned subsidiary of HB/PS Holdings, Inc. HB/PS Holdings, Inc. is owned 80 percent by NACCO Industries, Inc. ("NACCO"), and 20 percent by Glen Dimplex.

2. SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less.

Inventories, net

Inventories are stated at the lower of cost or market. Cost has been determined by the last-in, first-out ("LIFO") method for inventories accounted for in the United States and under the first-in, first-out method for all other inventories.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. All property, plant and equipment is depreciated on a straight-line basis over estimated useful lives of 40 years for buildings and 4 to 6 years for machinery and equipment. Assets recorded under capital leases and leasehold improvements are amortized over the lesser of their estimated useful lives or remaining lease terms on a straight-line basis.

Goodwill

Goodwill is being amortized on a straight-line basis over 40 years. The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the Company's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Product Development Costs

Costs associated with the development of new products and changes to existing products are charged to operations as incurred. These costs amounted to $2,742 and $2,706 for 1994 and 1993, respectively.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expense items are translated at average rates for the period. Translation gains and losses are reported as a component of stockholder's equity.

Product Liability

The Company is insured for product liability claims for amounts in excess of established self-insured retention limits. Costs estimated to be incurred with respect to product liability claims are accrued based on experience factors.

Self-Insurance

The Company maintains a self-insurance program for health claims and a high deductible insurance program for workers' compensation claims of all covered employees. The Company accrues estimated future costs that will be incurred for existing employee claims.

Financial Instruments and
Derivative Financial Instruments

The fair value of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes.

The Company enters into forward foreign exchange contracts in order to hedge certain foreign currency commitments. Gains and losses from these contracts are deferred and recognized as part of the cost of the underlying transaction being hedged.

The Company also enters into interest rate swap agreements with various terms and maturity dates. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense on a current basis.

Reclassifications

Certain amounts in the 1993 financial statements have been reclassified to conform to the current year's presentation.

3. MERGER:

In 1990, Hamilton Beach, Inc., and Proctor-Silex, Inc., merged to form Hamilton Beach/Proctor-Silex, Inc. Certain of the assets acquired and liabilities assumed were subject to indemnification under the merger agreement. In March 1994, all outstanding claims for indemnification under the merger agreement were resolved. The resolution of these matters resulted in a reduction of goodwill and retained earnings of $2,676.

4. ACCOUNTS RECEIVABLE, NET:

At December 31, accounts receivable consist of the following.

                                                             1994      1993
                                                           -------   -------
       Accounts receivable                                 $83,642   $85,451
       Less- Allowance for returns, discounts
               and adjustments                              (6,168)   (5,397)
             Allowance for doubtful accounts                (1,195)     (807)
                                                           -------   -------
       Accounts receivable, net                            $76,279   $79,247
                                                           =======   =======

5. INVENTORIES, NET:

At December 31, inventories consist of the following.

                                                            1994      1993
                                                           -------   -------
       Raw materials                                       $12,261   $11,850
       Work in process                                       3,657     3,462
       Finished goods                                       32,748    36,029
                                                           -------   -------
                                                            48,666    51,341
       LIFO allowance                                         (109)      440
                                                           -------   -------
       Inventories, net                                    $48,557   $51,781
                                                           =======   =======

As a result of changes in prices and liquidation of certain LIFO inventories, operating profit decreased $(549) for 1994 and increased $324 for 1993. The cost of inventories stated under the LIFO method was 92 and 90 percent of the value of total inventories at December 31, 1994 and 1993, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

At December 31, property, plant and equipment (including capital leases) includes the following.


                                                            1994      1993
                                                           -------   -------
       Land, buildings and improvements                    $16,727   $16,071
       Machinery and equipment                              83,910    76,982
       Construction work in process                          5,652     1,756
                                                           -------   -------
                                                           106,289    94,809
       Less- Accumulated depreciation and amortization     (52,031)  (42,028)
                                                           -------   -------
       Property, plant and equipment, net                  $54,258   $52,781
                                                           =======   =======

7. DEFERRED CHARGES AND INTANGIBLE ASSETS, NET:

Goodwill amounted to $94,651 at December 31, 1994, net of accumulated amortization, and is being amortized over 40 years on a straight-line basis. Goodwill amortization expense amounted to $2,756 and $2,827 for 1994 and 1993, respectively. Patents, trademarks, and other at December 31, 1994, amounted to $232, net of accumulated amortization, and are being amortized on a straight-line basis over their remaining lives. Total amortization for 1994 and 1993, amounted to $437 annually. Deferred financing costs at December 31, 1994, amounted to $1,361, net of accumulated amortization, and are being amortized on a straight- line basis over the life of the amended and restated credit agreement (see Note 8). Amortization expense related to deferred financing costs for 1994 and 1993, was $825 and $1,144, respectively.

8. REVOLVING CREDIT AGREEMENTS AND NOTES PAYABLE:

The Company has a bank credit facility (the "Agreement"),which includes a revolving credit line and letter-of-credit facility of up to $135,000 through May 1997. In May 1994, the Company amended and restated the Agreement providing more favorable terms and conditions which included, among other things, an extension of the maturity date to May 1997 (and upon mutual consent, extending the maturity date annually for an additional year), elimination of the term note, elimination and modification of covenants, provision for the payment of dividends, and reduction in borrowing costs. As amended, the Agreement allows borrowings to be made at either, (i) lender's prime rate plus 0.25 percent or (ii) LIBOR plus 1.25 percent. Commitment fees are 0.50 percent of the unused portion of the revolving credit line. The borrowing margins and commitment fee rates are subject to reductions based upon the Company achieving certain predetermined interest coverage ratios. During 1994, the Company received an average reduction of 0.47 percent in the borrowing rate and 0.11 percent in the commitment fee rate. The Agreement includes certain covenants requiring, among other things, maintenance of certain levels of (i) net worth, (ii) debt to total capital, and (iii) interest coverage.

The Agreement is secured by substantially all of the Company's assets. At December 31, 1994, the Company was in compliance with all financial covenants of the Agreement. The Company also has in place a master borrowing note, which is secured through and subject to the Agreement and which allows for borrowings of up to $5,000 on a daily basis.

During 1994 and 1993, total average borrowings outstanding under the Agreement and master borrowing note were $93,220 and $56,620 at a weighted-average interest rate of 6.31 percent and 5.84 percent, respectively. In addition, at December 31, 1994 and 1993, outstanding obligations under letters of credit were $3,167 and $5,450, respectively.

At the option of Housewares Holding Company ("Housewares"), a wholly owned subsidiary of NACCO, the Company may, subject to certain terms and conditions of the Agreement, borrow up to $35,000 from Housewares. No borrowings were outstanding during 1994 or 1993.

9. FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS:

Interest Rate Derivatives

The primary objective of interest rate risk management is to minimize the impact of interest rate fluctuations on the Company's cash flow and financial results. The Company has entered into certain interest rate swap agreements to swap floating rate for fixed rate interest payments. At December 31, 1994, the notional amount on interest rate swap agreements expiring in June 1997 and March 1999 was $10 million and $50 million, respectively; with the average variable rate received and the average fixed rate paid during 1994 being 6.5 percent and 5.9 percent, respectively. At December 31, 1994, the aggregate fair market value of the Company's interest rate swap agreements was $4,481, based on quoted market prices received from the Company's swap agreement counter parties.

Foreign Currency Derivatives

The Company enters into forward foreign exchange contracts for purposes of hedging its exposure to foreign currency exchange rate fluctuations. These contracts hedge primarily firm commitments, and relate to the Canadian dollar and the Mexican peso. At December 31, 1994, the Company had foreign currency contracts totaling $1,000. The amount of deferred loss associated with these contracts was not material.

All interest rate and foreign currency derivative agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to credit loss on an ongoing basis.

10. LEASES:

The Company leases certain facilities under noncancelable leases expiring at various dates through 2021.

Plant and equipment under capital leases has been recorded as property, plant and equipment in the consolidated balance sheet, and the related amortization is included with depreciation expense. At December 31, property, plant and equipment includes the following amounts relating to capital leases.

                                                             1994     1993
                                                            ------   ------
       Plant and equipment                                  $9,261   $9,199
       Less- Accumulated amortization                       (3,299)  (2,787)
                                                            ------   ------
                                                            $5,962   $6,412
                                                            ======   ======

Future minimum lease payments for capital leases as of December 31, 1994, are as follows: 1995 - $149; 1996 - $137; 1997 - $103; 1998 - $77; 1999 - $72; and
thereafter - $832, and have a net present value of $686.

Future minimum lease payments for operating leases are as follows: 1995 - $3,502; 1996 - $2,649; 1997 - $1,914; 1998 - $1,181; 1999 - $568; and
thereafter - $1,377.

Rental expenses for operating leases amounted to $4,891 and $4,526 for 1994 and 1993, respectively.

11. INCOME TAXES:

The Company is included in the consolidated Federal income tax return filed by NACCO. The Company's tax sharing agreement with NACCO provides that Federal income taxes are computed by the Company on a separate return basis, except that net operating loss and tax credit carryovers which benefit the consolidated tax return are advanced to the Company and are repaid as utilized on a separate return basis. To the extent that these loss carryovers are not used on a separate return basis, the Company is required, under conditions pursuant to the tax sharing agreement, to refund to NACCO the balance of carryovers advanced and not used by the Company.

The provision for income taxes consists of the following amounts.

                                                              1994     1993
                                                             ------   ------
             Current:
               Federal                                       $5,915   $  793
               State                                            348       67
               Foreign                                        1,287    1,034
                                                             ------   ------
                       Total current provision                7,550    1,894
                                                             ------   ------
             Deferred:
               Federal                                         (840)    (912)
               State                                            371      (27)
               Foreign                                          212       38
                                                             ------   ------
                       Total deferred benefit                  (257)    (901)
                                                             ------   ------
                       Total provision for income taxes      $7,293   $  993
                                                             ======   ======

A reconciliation of Federal statutory and effective income tax follows.

                                                              1994     1993
                                                             ------   ------
             Statutory taxes at 35%                          $6,122   $    8
             Effect of:
               State taxes                                      467       34
               Foreign taxes                                    368      322
               Acquisition accounting adjustments               965      989
               Change in statutory rates                         -      (200)
               General business credits                        (240)     (20)
               Other                                           (389)    (140)
                                                             ------   ------
               Provision for income taxes                    $7,293   $  993
                                                             ======   ======
             Effective rate                                   41.7%      *
                                                             ======   ======

             * - not meaningful

A summary of the deferred tax assets and (liabilities) which comprise the net deferred tax balances in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows.

                                                                           1994      1993
                                                                         -------   -------
             Deferred tax liabilities:
               Advertising, sales, and inventory
                 related reserves                                        $(3,399)  $(3,433)
               Accelerated depreciation                                   (5,668)   (6,763)
                                                                         -------   -------
                       Total deferred tax liabilities                     (9,067)  (10,196)
                                                                         -------   -------

             Deferred tax assets:
               Employee benefits                                           3,698     3,270
               Plant restructuring reserve                                   530       530
               Environmental reserve                                       2,441     2,467
               Product liability reserve                                   1,495     1,488
               Net operating loss and tax credit
                 carryovers                                                4,639     5,840
               Other                                                       1,402     1,230
                                                                         -------   -------
                       Total deferred tax assets                          14,205    14,825
                                                                         -------   -------
                       Net deferred tax assets                           $ 5,138   $ 4,629
                                                                         =======   =======

The Company fully expects to realize its deferred tax assets. The Company has no valuation allowances as of December 31, 1994 and 1993. As of December 31, 1994, the Company had state net operating loss carryovers available for use on future returns of approximately $6,100. The Company also had Federal net operating loss carryovers of approximately $11,200 at December 31, 1994, related to Hamilton Beach, Inc. For Federal tax purposes, the utilization of acquired net operating loss carryovers is limited to $1,953 on an annual basis, with any unused limitation available for carryover to subsequent years. The Company utilized $1,953 of the Federal net operating loss carryovers related to Hamilton Beach, Inc., in 1994. Federal carryovers are scheduled to expire in the years 2000 to 2004, and state carryovers will expire in the years 1995 to 2004.

No provision has been made for Federal income taxes on undistributed earnings of foreign subsidiaries of approximately $11,848 as of December 31 1994, as any future remittances are expected to be substantially tax free.

12. RETIREMENT BENEFIT PLANS:

The Company sponsors a defined benefit plan, the Hamilton Beach/Proctor-Silex, Inc., Profit Sharing Retirement Plan (the "Plan"). All full-time hourly and salaried U.S. employees are eligible to participate in the Plan. The Plan provides that participants accrue benefits annually based on age and annual earnings. Upon retirement, participants will receive their account balance under the Plan plus all frozen accrued benefits earned under previous benefit plans. Benefits will be paid upon retirement at age 65 or at age 55 if the employee has at least ten years of service. Participants become fully vested after five years of service. The Company's funding policy is to contribute each year an amount which satisfies the minimum required contribution but does not exceed the maximum tax deductible contribution. Also, the Company may make additional contributions to the Plan, dependent upon the Company achieving certain profit and performance objectives. In 1994, the Company accrued $293, representing the estimated amount of profit sharing to be contributed to the Plan in 1995. The Company contributed $1,234 and $1,043 to the Plan for the plan years ended December 31, 1994 and 1993, respectively. Assets held by the Plan consist mainly of common stocks, corporate and government bonds, and cash and cash equivalents.

The details of the components of net pension expense for the years ended December 31, 1994 and 1993, are as follows.

                                                             1994     1993
                                                            ------   ------
             Service cost                                   $1,249   $1,167
             Interest cost on projected benefit
               obligation                                    2,366    2,208
             Actual return on assets                           340   (1,730)
             Net amortization and deferral                  (2,481)    (500)
                                                            ------   ------
                       Net pension expense                  $1,474   $1,145
                                                            ======   ======

Actuarial factors used in accounting for the Plan as of December 31, 1994 and 1993, are as follows.

                                                             1994    1993
                                                            ------  ------
       Weighted-average discount rate                       8.50%   7.50%

       Long-term rate of return on assets                   9.00%   9.00%

       Rate of increase in compensation levels:
            Salaried                                        5.50%   4.75%
            Hourly                                          5.00%   4.00%

The funded status of the Plan and amounts recognized in the Company's consolidated balance sheets as of December 31, 1994 and 1993, are as follows.

                                                              1994      1993
                                                            -------   -------
         Actuarial present value of benefit obligation:
           Vested accumulated benefit obligation            $27,768   $28,175
           Nonvested accumulated benefit obligation           1,019     1,604
                                                            -------   -------
                   Total accumulated benefit obligation      28,787    29,779

           Value of future salary projections                   758       437
                                                            -------   -------
                   Total projected benefit obligation        29,545    30,216

         Fair value of plan assets                           24,162    25,570
                                                            -------   -------
         Projected benefit obligation in excess of plan
           assets                                            (5,383)   (4,646)
         Unrecognized net transition asset                       (6)       (8)
         Unrecognized net loss                                4,383     3,916
         Unrecognized prior service cost                         39        66
         Unrecognized basis change                              (20)      (23)
         Additional minimum liability                        (3,846)   (3,719)
                                                            -------   -------
                   Pension liability recognized in balance
                     sheet at December 31, 1994 and 1993    $(4,833)  $(4,414)
                                                            =======   =======

Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" ("SFAS 87"), requires the Company to recognize a minimum pension liability equal to the unfunded accumulated benefit obligation ("ABO"). At December 31, 1994 and 1993, the cumulative unfunded ABO was $4,833 and $4,414, respectively. The Company recorded an adjustment which recognized an additional minimum liability equal to the unfunded ABO. In accordance with SFAS 87, the portion of the unfunded ABO in excess of unrecognized prior service cost was charged directly to stockholder's equity and is separately presented in the consolidated statements of changes in stockholder's equity.

The Company also has a defined contribution retirement savings plan (401(k)) covering substantially all of its full-time, United States employees, which is limited to employee contributions only.

The Company provides retirement health care for all retirees who retired prior to October 1, 1992. In addition, the Company provides life insurance benefits to all retirees who retired prior to October 1, 1992, assuming they reached certain age and service requirements while working for the Company.

13. POSTEMPLOYMENT BENEFIT PLANS:

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," issued in November 1992, requires that benefits paid to former or inactive employees after employment but before retirement be recognized when they are earned or become payable when certain conditions are met rather than recognizing these costs when they are paid. Adoption of this standard in 1994 did not have a material impact on the Company's financial position or results of operations.

14. RELATED-PARTY TRANSACTIONS:

The Company sells merchandise to The Kitchen Collection, Inc. ("Kitchen Collection"), a wholly owned subsidiary of Housewares. The Company's sales to Kitchen Collection were $5,907 and $5,223, respectively, for 1994 and 1993. Accounts receivable due from Kitchen Collection at December 31, 1994 and 1993, amounted to $1,151 and $1,014, respectively, and are included in accounts receivable.

NACCO incurs certain administrative and other expenses directly related to the operation of the Company. These expenses are reimbursed to NACCO. The Company expensed and paid $494 and $763 of these administrative expenses to NACCO in 1994 and 1993, respectively. The related payable to NACCO was $61 and $82 at December 31, 1994 and 1993, respectively.

15. CONTINGENCIES:

In 1992, a former distributor for the Company filed suit seeking to recover damages for alleged breach of contract by the Company. In the fourth quarter of 1994, a judgment was entered against the Company. The Company intends to vigorously defend itself in this action and is moving to either have the judgment disregarded, arranging for a new trial or appealing the judgment. The ultimate outcome of the litigation is unknown, accordingly, no provision for any liability that may result has been made in the accompanying financial statements.

In July 1992, an action alleging patent infringement was commenced against the Company. In this action, the plaintiff alleged that the Company had infringed on a U.S. patent related to an automatic shut-off feature incorporated into certain irons manufactured by the Company. In August 1993, the Company reached an agreement settling this action. The settlement amount was accrued and recorded in 1993 and is reflected as other expense in the consolidated statements of operations.

Various legal proceedings and claims have been or may be asserted against the Company relating to the conduct of its business, including product liability and environmental claims. These proceedings and claims are incidental to the Company's ordinary course of business. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates may be paid as a result of these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings and claims is not presently determinable, management believes, after consultation with its General Counsel, the likelihood that material costs will be incurred in excess of accruals already recognized is remote.

16. INDUSTRY SEGMENT AND FOREIGN OPERATIONS:

The Company designs, manufactures and sells small consumer electric appliances. Net sales to one major customer totaled 18.1 percent in 1994 and 14.3 percent in 1993.

The following table presents sales, operating profit and other financial information by geographic area for 1994 and 1993.

                                 United
                                 States   Canada   Eliminations  Consolidated
                                --------  -------  ------------  ------------
1994:
  Net sales                     $334,496  $43,021  $   -         $377,517
  Sales and transfers
    between geographic
    areas                         35,006     -       (35,006)        -
  Operating profit                26,314    2,551       (348)      28,517
  Depreciation                    11,442       52      -           11,494
  Identifiable assets            276,964   14,124     (1,531)     289,557
  Capital expenditures            13,367       20      -           13,387

1993:
  Net sales                     $315,631  $40,701  $   -         $356,332
  Sales and transfers
    between geographic
    areas                         36,228     -       (36,228)        -
  Operating profit                13,165    2,294       (358)      15,101
  Depreciation                    10,770       87      -           10,857
  Identifiable assets            286,705   15,085     (1,499)     300,291
  Capital expenditures            12,224       16      -           12,240

The Company has operations in the United States, Mexico and Canada. Products are transferred between these geographic areas on a basis intended to reflect as nearly as possible the market value of the products. Identifiable assets are those assets identified with the operations in each geographic area at year-end. All deferred charges and intangible assets are attributed to the United States.

Eliminations include amounts for intercompany sales, intercompany profits in inventory, and intercompany investments.

17. SUPPLEMENTAL CASH FLOW INFORMATION:

Cash payments during 1994 and 1993, included interest of $6,523 and $6,865 and income taxes of $2,138 and $2,360, respectively.